Exhibit 99.3

SUNCAR TECHNOLOGY GROUP INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SunCar Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SunCar Technology Group Inc and its subsidiaries (the “Group”) as of December 31,2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’(deficit) equity and cash flows foreach of the years ended December 31, 2024, 2023 and 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended December 31, 2024, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board(United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore

April 28, 2025

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
ASSETS
Current assets
Cash	$30,854	$26,865
Restricted cash	2,741	2,647
Short-term investments	21,596	20,985
Accounts receivable, net	56,043	75,605
Prepaid expenses and other current assets, net	63,963	70,171
Total current assets	175,197	196,273

Non-current assets
Long-term investment	282	274
Property, software and equipment, net	22,466	27,664
Deferred tax assets, net	11,998	10,453
Other non-current assets	12,012	11,458
Right-of-use assets	1,280	606
Total non-current assets	48,038	50,455
TOTAL ASSETS	$223,235	$246,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	$83,029	$83,597
Accounts payable	26,641	56,812
Deferred revenue	3,050	2,421
Tax payable	1,364	1,361
Accrued expenses and other current liabilities	4,809	5,792
Amount due to related parties, current	4,751	6,238
Operating lease liability, current	748	544
Total current liabilities	124,392	156,765

Non-current liabilities
Operating lease liability, non-current	504	21
Amount due to a related party, non-current	29,688	22,761
Warrant liabilities	661	947
Total non-current liabilities	30,853	23,729
Total liabilities	$155,245	$180,494

Commitments and contingencies (Note 20)

Shareholders’ equity
Class A Ordinary shares (par value of $0.0001 per share; 400,000,000 Class A Ordinary shares authorized as of December 31, 2023 and 2024, respectively; 40,076,493 and 39,876,493 Class A Ordinary shares issued and outstanding as of December 31, 2023; 51,845,493 and 51,645,493 Class A Ordinary shares issued and outstanding as of December 31, 2024, respectively)	$4	$5
Class B Ordinary shares (par value of $0.0001 per share; 100,000,000 Class B Ordinary shares authorized as of December 31, 2023 and 2024, respectively; 49,628,565 and 46,659,565 Class B Ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively)	5	5
Additional paid in capital	144,160	208,701
Accumulated deficit	(126,724)	(195,387)
Accumulated other comprehensive loss	(1,367)	(1,432)
Total SUNCAR TECHNOLOGY GROUP INC’s shareholders’ equity	16,078	11,892
Non-controlling interests	51,912	54,342
Total shareholders’ equity	67,990	66,234
TOTAL LIABILITIES AND SHARESHOLDERS’ EQUITY	$223,235	$246,728

The accompanying notes are an integral part of these consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years Ended December 31,
	2022	2023	2024
Revenues
Auto eInsurance service	$67,640	$118,109	$170,549
Technology service	15,479	30,658	44,892
Auto service	199,294	214,979	226,456
Total revenues	282,413	363,746	441,897

Operating cost and expenses
Integrated service cost	(166,793)	(209,553)	(226,172)
Promotional service expenses	(65,500)	(112,504)	(164,262)
Selling expenses	(16,477)	(20,578)	(22,587)
General and administrative expenses	(37,742)	(22,462)	(46,995)
Research and development expenses	(8,478)	(14,111)	(40,244)
Total operating costs and expenses	(294,990)	(379,208)	(500,260)
Operating loss	(12,577)	(15,462)	(58,363)

Other income/(expenses)
Financial expenses, net	(3,659)	(4,435)	(4,529)
Investment income	441	518	784
Change of fair value of warrant liabilities	-	(629)	(286)
Other income, net	5,121	5,001	794
Total other income/(expenses), net	1,903	455	(3,237)

Loss before income tax expense	(10,674)	(15,007)	(61,600)
Income tax expense	(231)	(2,572)	(2,853)
Loss from continuing operations, net of tax	(10,905)	(17,579)	(64,453)

Discontinued operations:
Net loss from the operations of the discontinued operations, net of tax	(994)	-	-
Net loss	(11,899)	(17,579)	(64,453)
Net loss from continuing operations	(10,905)	(17,579)	(64,453)
Less: Net (loss)/income attributable to non-controlling interests of continuing operations	(5,230)	9,333	4,210
Net loss from continuing operations attributable to the Company’s ordinary shareholders	(5,675)	(26,912)	(68,663)

Loss from discontinued operations, net of tax	(994)	-	-
Net loss from discontinued operations attributable to the Company’s ordinary shareholders	(994)	-	-

Net loss attributable to the Company’s ordinary shareholders	(6,669)	(26,912)	(68,663)

Net loss per ordinary share from continuing operations:
Basic and diluted	$(0.07)	$(0.31)	$(0.72)

Net loss per ordinary share from discontinued operations:
Basic and diluted	$(0.01)	$-	$-

Net loss attributable to the Company’s ordinary shareholders per ordinary share
Basic and diluted	$(0.08)	$(0.31)	$(0.72)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Basic and diluted	81,600,000	85,441,057	95,996,861

Loss from continuing operations before non-controlling interests	$(10,905)	$(17,579)	$(64,453)
Loss from discontinued operations, net of tax	(994)	-	-
Net loss	(11,899)	(17,579)	(64,453)
Other comprehensive loss
Foreign currency translation difference	(2,410)	(1,137)	(1,524)
Total other comprehensive loss	(2,410)	(1,137)	(1,524)

Total comprehensive loss	(14,309)	(18,716)	(65,977)
Less: total comprehensive (loss)/income attributable to non-controlling interest	(9,801)	8,087	2,751
Total comprehensive loss attributable to the SUNCAR TECHNOLOGY GROUP INC’s shareholders	$(4,508)	$(26,803)	$(68,728)

The accompanying notes are an integral part of these consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s shareholders’ (deficit)/	Non-controlling	Total shareholders’
	Share*	Amount	Share	Amount	Share	Amount	capital	deficit	loss	equity	interests	equity
Balance as of December 31, 2021	31,971,435	$3	49,628,565	$5	-	$-	75,104	$(92,911)	$(3,637)	$(21,436)	$47,899	$26,463
Repurchase of non-controlling interests	-	-	-	-	-	-	(276)	-	-	(276)	(234)	(510)
Net loss	-	-	-	-	-	-	-	(6,669)	-	(6,669)	(5,230)	(11,899)
Disposal of Shengda Group	-	-	-	-	-	-	21,059	-	-	21,059	2,163	23,222
Share-based compensation of subsidiary	-	-	-	-	-	-	(123)	-	-	(123)	2,033	1,910
Foreign currency translation	-	-	-	-	-	-	-	-	2,161	2,161	(4,571)	(2,410)
Balance as of December 31, 2022	31,971,435	$3	49,628,565	$5	-	$-	95,764	$(99,580)	$(1,476)	$(5,284)	$42,060	$36,776
Net (loss)/profit	-	-	-	-	-	-	-	(26,912)	-	(26,912)	9,333	(17,579)
Adoption of ASC326	-	-	-	-	-	-	-	(232)	-	(232)	(264)	(496)
Reverse recapitalization**	1,873,010	-	-	-	-	-	(2,506)	-	-	(2,506)	-	(2,506)
Conversion of Public Rights**	610,000	-	-	-	-	-	-	-	-	-	-	-
Equity financing through Private Placement**	2,173,657	-	-	-	-	-	21,736	-	-	21,736	-	21,736
Issuance of ordinary shares, net of offering costs**	3,255,988	1	-	-	-	-	18,467	-	-	18,468	-	18,468
Offering costs in the Business Combination	-	-	-	-	-	-	(910)	-	-	(910)	-	(910)
Issuance of GEM Warrants	-	-	-	-	-	-	1,818	-	-	1,818	-	1,818
Exercise of warrants**	192,403	-	-	-	-	-	2,213	-	-	2,213	-	2,213
Shares repurchase	-	-	-	-	(200,000)	-	(2,000)	-	-	(2,000)	-	(2,000)
Share-based compensation	-	-	-	-	-	-	9,578	-	-	9,578	2,029	11,607
Foreign currency translation	-	-	-	-	-	-	-	-	109	109	(1,246)	(1,137)
Balance as of December 31, 2023	40,076,493	$4	49,628,565	$5	(200,000)	$-	144,160	$(126,724)	$(1,367)	$16,078	$51,912	$67,990
Net (loss)/profit								(68,663)		(68,663)	4,210	(64,453)
Shares transfer from Class B ordinary shares to Class A ordinary shares	2,969,000	-	(2,969,000)	-	-	-	-	-	-	-	-	-
Share-based compensation	8,800,000	1	-	-	-	-	61,793	-	-	61,794	2,052	63,846
Repurchase of non-controlling interests	-	-	-	-	-	-	(1,756)	-	-	(1,756)	(2,373)	(4,129)
Foreign currency translation	-	-	-	-	-	-	-	-	(65)	(65)	(1,459)	(1,524)
Gains on debt	-	-	-	-	-	-	4,504	-	-	4,504	-	4,504
Balance as of December 31, 2024	51,845,493	5	46,659,565	5	(200,000)	-	208,701	(195,387)	(1,432)	11,892	54,342	66,234

*	Shares are related to the reverse recapitalization on May 17, 2023 for the business combination and presented on a retroactive basis to reflect the reverse recapitalization.

**	The amounts of Class A Ordinary Shares were less than one thousand dollars.

The accompanying notes are an integral part of these consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(10,905)	$(17,579)	$(64,453)
Net loss from discontinued operations	(994)	-	-
Net loss	(11,899)	(17,579)	(64,453)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision (Reversal) for credit losses	25,981	(4,112)	1,314
Depreciation	5,078	4,114	4,503
Amortization of right-of-use assets	619	754	775
Share-based compensation of subsidiary	1,599	1,519	1,495
Share-based compensation of the Group	-	9,776	62,040
(Gain)/Loss on disposal of property, software and equipment	-	(27)	4
Deferred income tax (benefit) expense	(1,951)	701	1,235
Fair value changes of warrant liabilities	-	629	286
Financing expense related to issuance of GEM Warrants	-	377	607
Changes in operating assets and liabilities:
Accounts receivable	(32,640)	30,822	(22,710)
Prepaid expenses and other current assets	(3,850)	(55,908)	(6,740)
Accounts payable	(5,019)	3,140	31,345
Deferred revenue	1,858	(418)	(554)
Accrued expenses and other current liabilities	2,548	(288)	1,437
Tax payable	(280)	(621)	35
Operating lease liabilities	(615)	(680)	(691)
Amount due to related parties	1,485	150	1,913
Net cash (used in) provided by operating activities of continuing operations	(16,092)	(27,651)	11,841
Net cash used in operating activities of discontinued operations	(52)	-	-
Total net cash (used in) provided by operating activities	(16,144)	(27,651)	11,841

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, software and equipment	(4,351)	(4,928)	(588)
Proceeds from disposal of property, software and equipment	-	54	43
Purchase of short-term investment	-	(518)	(21,636)
Proceeds from the redemption of short-term investment	149	4,719	21,657
Purchase of other non-current assets	(1,200)	(1,721)	(11,623)
Net cash used in investing activities of continuing operations	(5,402)	(2,394)	(12,147)
Net cash used in investing activities of discontinued operations	(517)	-	-
Total net cash used in investing activities	(5,919)	(2,394)	(12,147)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loan	122,249	104,506	105,870
Repayments of short-term loan	(111,103)	(93,970)	(102,993)
Repayments of payables to a related party	-	(10,000)	(1,699)
Proceeds from issuance of ordinary shares, net of issuance cost	-	18,468	-
Cash required on reverse recapitalization	-	68	-
Proceeds from Private Placement	-	21,737	-
Payment for offering cost related to Business Combination	-	(588)	-
Shares repurchase	-	(2,000)	-
Exercise of warrants	-	2,213	-
Repurchase of non-controlling interests	(510)	-	(4,129)
Net cash provided by (used in) financing activities of continuing operations	10,636	40,434	(2,951)
Net cash provided by financing activities of discontinued operations	-	-
Total net cash provided by (used in) financing activities	10,636	40,434	(2,951)

Effect of exchange rate changes	(2,573)	(711)	(826)

Net change in cash and restricted cash	(14,000)	9,678	(4,083)

Cash and restricted cash, beginning of the year	$37,917	$23,917	$33,595
Cash and restricted cash, end of the year	$23,917	$33,595	$29,512

Less: cash of discontinued operations at end of year	-	-	-
Cash and restricted cash at end of year for continuing operations	$23,917	$33,595	$29,512

Reconciliation of cash and restricted cash to the consolidated balance sheets:
Cash	$21,200	$30,854	$26,865
Restricted cash	$2,717	$2,741	$2,647
Total cash and restricted cash	$23,917	$33,595	$29,512

Supplemental disclosures of cash flow information:
Income tax paid	$2,459	$2,577	$1,466
Interest expense paid	$3,780	$3,666	$3,669

Supplemental disclosures of non-cash flow information:
Disposal of Shengda Group	$23,222	$-	$-
Decrease of accrued expenses and other current liabilities due to vest of restricted shares	$311	$311	$311
Property, software and equipment transferred from other non-current assets	$12,150	$3,728	$9,877
Obtaining right-of-use assets in exchange for operating lease liabilities	$972	$1,702	$103
Prepaid financing expense related to issuance of GEM Warrants	$-	$1,442	$835
Repayments of payables to a related party (Note 18)	$-	$-	$4,504

The accompanying notes are an integral part of these consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Auto Services Group Limited (“SunCar”) was incorporated under the laws of the British Virgin Islands (“BVI”) on September 19, 2012 and continued in the Cayman Islands in accordance with applicable laws.

On May 23, 2022, SunCar entered into the Agreement and Plan of Merger (“Merger Agreement”) with Goldenbridge Acquisition Limited (“Goldenbridge”), SunCar Technology Group Inc. (“SunCar Technology”, or the “Company”), and SunCar Technology Global Inc (the “Merger Sub”), a Cayman Islands exempted company and wholly owned subsidiary of SunCar Technology.

Pursuant to the Merger Agreement, at the closing of the transactions (the “Business Combination”, or the “Transaction”) contemplated by the Merger Agreement (the “Closing”), (i) Goldenbridge was merged with and into SunCar Technology, the separate corporate existence of Goldenbridge ceasing and SunCar Technology continuing as the surviving corporation; (ii) the Merger Sub was merged with and into SunCar, the Merger Sub ceasing and SunCar continuing as the surviving company.

The Company, through its wholly-owned subsidiaries (collectively, the “Group”) primarily engages in providing auto eInsurance service, technology service and auto service in the People’s Republic of China (“PRC” or “China”).

Sun Car Online Insurance Agency Co., Ltd. (“SunCar Online”) was incorporated under the laws of PRC on December 5, 2007, and along with its subsidiaries, are the Group’s main operating entities in China.

Prior to March 2022, the Group also engaged in the business of financial leasing through its subsidiaries, Shengda Automobile Service Group Co. Limited (“Shengda Group”). During the year ended December 31, 2021, the Group reached a resolution to dispose Shengda Group. On March 1, 2022, the Group transferred the total equity of Shengda Group, to a related party at a nominal consideration of RMB1, for the purpose of focusing on providing auto eInsurance service and auto service (See Note 3 Discontinued Operations). As of December 31, 2022, the disposal of Shengda Group was completed.

Reverse recapitalization

On May 17, 2023 (the “Closing Date”), Goldenbridge and SunCar Technology consummated the closing of the Transaction of Goldenbridge and SunCar Technology, following the approval at a Special Meeting of the shareholders on April 14, 2023. Following the consummation of the Transaction, Goldenbridge as a wholly-owned subsidiary of SunCar Technology and the outstanding shares of Goldenbridge being converted into the right to receive shares of SunCar Technology, the combined company will retain the SunCar Technology name.

SunCar was determined to be the accounting acquirer given it effectively controlled the combined entity after the Transaction. The Transaction is not a business combination because Goldenbridge was not a business. The Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by SunCar for the net monetary assets of the Company, accompanied by a recapitalization. SunCar is determined as the accounting acquirer and the historical financial statements of SunCar became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the Ordinary Shares and Convertible Preferred Shares of SunCar that were issued and outstanding immediately prior to the Transaction were cancelled and converted into an aggregate of 31,971,435 Class A ordinary shares and 49,628,565 Class B ordinary shares, which has been restated retrospectively to reflect the equity structure of the Company. Net loss per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares changed from $0.00005 to $0.0001, the difference of $3 was adjusted retrospectively as in addition paid-in capital as of December 31, 2022. The consolidated statements of changes in shareholders’ equity for the years ended December 31, 2022 and 2023 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was adjusted retrospectively from 418,668,614 to 81,600,000 (including 1,600,000 Earnout Shares, See Note 15) for the years ended December 31, 2022.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – Continued

The net loss per share before and after the retrospective adjustments are as follows.

	For the year ended December 31,
	2022
	Before adjustment	After adjustment

Net loss from continuing operation attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.03)	$(0.07)

Net loss from discontinued operation attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$-	$(0.01)

Net loss attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.03)	$(0.08)

As of December 31, 2024, SunCar’s major subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”)	December 5, 2007	PRC	56.33%	Auto eInsurance service
Shanghai Feiyou Trading Co., Limited (“Shanghai Feiyou”)	June 11, 2009	PRC	100.00%	Technology services
Shanghai Xuanbei Automobile Service Co., Limited (“Shanghai Xuanbei”)	April 26, 2018	PRC	100.00%	Auto service
Shanghai Shengshi Dalian Automobile Service Co., Limited (“Shengda Automobile”)	June 8, 2013	PRC	83.94%	Auto service
Haiyan Trading (Shanghai) Co., Limited (“Haiyan”)	November 22, 2012	PRC	100.00%	Holding company

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a).	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests.

(b).	Basis of presentation

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, useful lives and impairment of long-lived assets, valuation allowances of deferred tax assets, and warrant liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c).	Cash

Cash consist of cash on hand and cash in banks. The Group maintains cash with various financial institutions in China. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(d).	Restricted cash

Restricted cash represented a guaranteed deposit required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations.

(e).	Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group adopted ASC Topic 326, Financial Instruments-Credit Losses (Topic 326) from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to $496 recognized as of January 1, 2023. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(f).	Short-term investment

The Group invested in certain trust products and bank financial products, with various interest rates and are restricted as to withdrawal and use before maturity. The Group classifies the trust and financial products as held-to-maturity securities. The original maturities of the short-term investments are longer than three-months, but shorter than one year. The carrying amount of these short-term investments approximate their fair values due to the short-term maturities of these investments.

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidences in evaluating the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidation statements of operations. No impairment charge was recognized for the years ended December 31, 2022, 2023 and 2024.

(g).	Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of advances to suppliers, value-added tax receivables, and other current assets. Advances to suppliers are prepayment to suppliers in the procurement of services from promotion service providers, technology service providers and auto service providers. Advance payment depends on specific circumstances, including the industry practice, negotiations with suppliers, security for steady supply of service, and the delivery time of services received from suppliers after the advance payment. Advance to suppliers is settled when the services are provided and accepted by the Group. The Group reviews its advance to suppliers on a periodic basis and makes general and specific allowances when amounts outstanding are not likely to be collected in cash or utilized against receive of services.

(h).	Property, software and equipment, net

Property, software and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives and residual value are as follows:

Category	Estimated useful lives
Vehicles	3-5 years
Office equipment and furniture	3-5 years
Electronic equipment	3 years
Building	20 years
Computer software	5, 10 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

Computer software

Acquisition costs associated with internal-use software are capitalized and include external direct costs of services principally related to platform development, including support systems, software coding, designing system interfaces, and installation and testing of the software. These costs are recorded as property, software and equipment and are generally amortized beginning when the asset is substantially ready for use. Costs incurred for enhancements that are expected to result in additional features or functionalities are capitalized and amortized over the estimated useful life of the enhancements. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, software and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive loss.

(i).	Other non-current assets

The Group recognizes other non-current assets, which primarily consisted of private clouds and other clouds in construction and prepayment for equipment, at their initial cost. Private clouds and other clouds in construction are recorded at the cumulative cost incurred, including the purchase price and any directly attributable costs to it.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(j).	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, which is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment charge was recognized for the years ended December 31, 2022, 2023 and 2024.

(k).	Long-term investments

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive loss. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income/(loss) if any.

On November 20, 2019, Jiaxing Hanchao Equity Investment Partnership (L.P.) (“Jiaxing Hanchao”) was incorporated. Pursuant to the partnership agreement, SUNCAR Online invested $290, accounting for 5% of the total investment as a limited partner. The investment was accounted for under the cost method as the Group had no significant influence over the investee and Jiaxing Hanchao had no readily determinable fair value.

(l).	Accounts payable

Accounts payable is payable to suppliers in the procurement of service to auto service providers to customized services for end consumers of the enterprise customers, and promotional service to channels.

(m).	Short-term loan

Short-term loan represents the Group’s borrowings from commercial banks for the Group’s working capital. Short-term loan includes borrowings with maturity terms shorter than one year.

(n).	Related party

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, stockholder, or a related corporation.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(o).	Warrant

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Private Warrants was estimated using a Black-Scholes model. For the years ended December 31, 2023 and 2024, the Group recognized change of fair value of the Private Warrants of $629 and $286, respectively.

(p).	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(p)	Fair value measurement - Continued

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, short-term investments, other receivables included in prepayments and other current assets, long-term investment, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities, and warrant liabilities. As of December 31, 2023 and 2024, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments. The warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

The Group’s non-financial assets, such as software and equipment, would be measured at fair value only if they were determined to be impaired.

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of December 31 and May 17, 2023 and as of December 31, 2024.

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of December 31, 2023	$-	$-	$661	$661
As of May 17, 2023	$-	$-	$32	$32

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of December 31, 2024	$-	$-	$947	$947

The fair value of the Private Warrants (See Note 12) is considered a Level 3 valuation and is determined using the Black-Scholes valuation model. As of December 31, 2023 and 2024, the fair value of the Private Warrants was $3.78 and $5.23 per share respectively, with an exercise price of $11.50 per share. The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

Private Warrants
Fair value as of December 31, 2022	$-
Acquired from the Business Combination	32
Settlements	-
Change in fair value	629
Fair value as of December 31, 2023	$661

Fair value as of December 31, 2023	$661
Settlements	-
Change in fair value	286
Fair value as of December 31, 2024	$947

The significant unobservable inputs used in the measurement of fair value of Private Warrant as of December 31, 2023 and 2024 are as follows:

As of December 31, 2023
Expected term (in years)	4.38
Volatility	64.34%
Risk-free interest rate	3.90%
Dividend yield	-

As of December 31, 2024
Expected term (in years)	3.38
Volatility	82.07%
Risk-free interest rate	4.30%
Dividend yield	-

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(q).	Revenue recognition

The Group’s revenues are mainly generated from providing auto eInsurance service, technology service and auto service.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Auto eInsurance Service

The Group provides auto eInsurance service distributing primarily vehicle insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. The commissions are determined as a percentage of premiums paid by the insured. Auto eInsurance services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any auto eInsurance service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

Technology service

The Group provides technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. The Group charges service fee based on fixed price per month for service provided, and recognizes revenue over time during the service period.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(q)	Revenue recognition - Continued

Auto service

The Group defines enterprise customers as the Group’s customers and the Group sells auto service coupons to enterprise customers, which each coupon represents one specific auto service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and the Group only provides one specific service among various service types for each specific service coupon. The Group identifies each specific service coupon as a contract that establishes enforceable rights and obligations for each party. The Group charges the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, the Group either charges the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. The Group considers each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, the Group identifies only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. The Group acts as a principal as the Group controls the right to services before the services are provided to customers and the Group has the ability to direct other parties to provide the services to customers on the Group’s behalf. Specifically, the Group has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. The Group recognizes revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. The Group does not provide refunds to customers when a coupon has expired but not used.

The Group’s revenues are disaggregated by timing of revenue recognition as follows:

	For the years ended December 31,
	2022	2023	2024
Revenue recognized at a point of time	$266,934	$333,088	$397,005
Revenue recognized over time	15,479	30,658	44,892
Total revenues	$282,413	$363,746	$441,897

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has an unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2023 and 2024.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue the performance obligation is satisfied. The Group’s deferred revenue amounted to $3,050 and $2,421 as of December 31, 2023 and 2024, respectively. During the years ended December 31, 2022, 2023 and 2024, the Group recognized $1,901, $3,569 and $3,050 that was included in deferred revenue balance at January 1, 2022, 2023 and 2024, respectively.

(r).	Integrated service cost

Integrated service cost primarily includes the service fee paid to suppliers undertaking and performing the automobile service to the users of customer, and outsourcing service fee paid to the third party for technological development. The service fee is determined based on the actual services rendered and recognized in the period incurred.

(s).	Promotional service expenses

Promotional service expenses represent (i) promotional service fee to explore extensive networks of primarily auto eInsurance service; and (ii) service fees to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging new energy vehicle original equipment manufacturers (“NEV OEMs”) and service providers. These channels have their own users, who are potential business customers. Promotional service expenses are recognized in the period incurred.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(t).	Research and development expense

Research and development expenses consist primarily of payroll and employee benefit for research and development employees, rental expense, utilities and other related expenses related to design, develop and maintain technology service platform to support the Group’s internal and external business. Research and development expenses are expensed as incurred. Software development costs are recorded in “Research and development” as incurred as the costs qualifying for capitalization have been insignificant.

(u).	Government grants

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in “other income” in the Group’s consolidated statements of comprehensive loss when the grant is received.

For the years ended December 31, 2022, 2023 and 2024, the Group received government grants from the local PRC government authorities aggregately of $3,753, $4,959, $542, respectively, among which the government grants related to achievement of annual income tax filling target and value-added tax deduction were $3,426, $4,733, $515, respectively, and the awards to high-tech enterprises were $327, $226, $27, respectively.

(v).	Share-based compensation

The Group grants restricted share units (“RSUs”) of the Company and its subsidiary, SunCar Online, to eligible employees and management. The Group accounts for share-based awards issued to employees and non-employees in accordance with ASC Topic 718 Compensation – Stock Compensation. The Group recognizes compensation cost for an equity classified award using the straight-line method over the applicable vesting period based on the fair value of restricted shares granted on the date of the grant. Awards of subsidiary equity is recognized in “non-controlling interest” in the consolidated entity.

The consideration for the business combination closed on May 17, 2023 included totally 4,800,000 earnout shares (“Earnout Shares”) granted to the management upon the achievement of revenue targets in 2022, 2023 and 2024. Earnout Shares in 2022 was accounted for as part of the consideration of the business combination. The Group recognizes Earnout Shares in 2023 for an equity classified award using the graded vesting method over the applicable vesting period based on the fair value of the Earnout Shares on the grant date. No Earnout Shares were recognized in 2024 due to underperformance.

(w).	Employee benefits

The Group’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(x).	Leases

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. On January 1, 2022, the Company adopted ASU No. 2016-02 (Topic 842) “Leases” using the optional transition method. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The main impact of the adoption of the standard is that assets and liabilities amounting to $972 and $939, respectively, were recognized beginning January 1, 2022 for leased office space with terms of more than 12 months. The Company accounts for short-term leases with terms less than 12 months in accordance with ASC 842-20-25-2 to recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The adoption of the standard did not have a significant impact on the Group’s consolidated financial statements.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Operating lease ROU assets

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31, 2022, 2023 and 2024.

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(y).	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000($14,358). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2022, 2023 and 2024, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(z).	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from providing auto eInsurance service, technology service and auto service. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(aa).	Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of December 31,
	2023	2024
Balance sheet items, except for equity accounts	7.0999	7.2993

	For the Years Ended December 31,
	2022	2023	2024
Items in the statements of operations and comprehensive loss, and statements of cash flows	6.7290	7.0809	7.1957

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(bb).	Non-controlling interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and net loss and other comprehensive loss attributable to non-controlling shareholders are presented as a separate component on the consolidated statements of operations and comprehensive loss.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(cc).	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share warrants using the treasury stock method, and earn-out shares. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(dd).	Discontinued operations

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

(1)	the component of an entity or group of components of an entity meets the criteria to be classified as held for sale;

(2)	the component of an entity or group of components of an entity is disposed of by sale;

(3)	the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

The results of operations of discontinued operation for the years ended December 31, 2022 have been reflected separately in the consolidated statements of loss as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2022 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

(ee).	Segment reporting

The Group has organized its continuing operations into three operating segments. The segments reflect the way the Group evaluates its business performance and manages its operations by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group has three reportable segments from continuing operations, including auto eInsurance business, technology service, auto service business. The Group considers a “management approach” concept as the basis for identifying reportable segments. The management approach is based on the way that management organizes the segments within the Group for making operating decisions, allocating resources, and assessing performance. The Group’s reportable segments are strategic business units that offer different services and are managed separately because each business requires different technology and marketing strategies. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(ff).	Comprehensive loss

Comprehensive loss is comprised of the Group’s net loss and other comprehensive loss. The components of other comprehensive loss consist of foreign currency translation adjustments.

(gg).	Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group has adopted ASU2023-07 for annual periods beginning from January 1, 2024 (See Note 4) .

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for us for our annual reporting for fiscal 2028 and for interim period reporting beginning in fiscal 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt–Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversion of Convertible Debt Instruments (“ASU 2024–04”), which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

In February 2025, the FASB issued ASU 2025-02, Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”) amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121 “Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for its Platform Users” as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Group’s financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS

On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with Jiachen Information Technology (Shanghai) Co., Ltd., an affiliate of Mr. Ye Zaichang, to transfer the total equity of Shengda Group at a nominal consideration of RMB1 due to the net liability position of Shengda Group as of the transfer date, and the transfer was accounted for as a capital transaction. At the same time, China Auto Market Group Limited., subsidiary of the Group, transferred its 25% equity interest of Shanghai Financial Leasing and Shenglian Finance Leasing (Tianjin) Co., Ltd, subsidiaries of Shengda Group, to a related party YSY GROUP LIMITED (“YSY”), an affiliate of Mr. Ye Zaichang at the time (Mr. Ye Zaichang has not been affiliated to YSY since August 3, 2022), with the consideration of RMB1. The agreements have been approved by an independent committee of the Group’s Board of Directors and the disposal transaction was completed as of March 1, 2022.

As the business of Shengda Group and its subsidiaries represents a separate major line of business of the Group, the disposition was considered as a strategic shift that had a major effect on operations and financial results of the Group. The Group disclosed the results of the business of Shengda Group and its subsidiaries as discontinued operations. As the disposal of Shengda Group was under common control, the Group recognized additional paid-in capital of $21,059 and non-controlling interest of $2,163 on deconsolidation, which was equal to the difference on the deconsolidation date between: (i) the aggregate of (a) the consideration received, (b) the carrying amount of non-controlling interest in Shengda Group, less (ii) the carrying amount of Shengda Group’s assets and liabilities. No gain or loss was recorded as the result of the disposal. Accordingly, assets, liabilities, interest income and expenses and cash flows have been reclassified into consolidated financial statements as discontinued operations for all periods presented.

The comparative consolidated statements of operations have been represented to show the discontinued operations separately from continuing operations. Details of the results from discontinued operations, net of tax are set out below:

	For the years ended December 31,
	2022*	2023	2024

Interest income	$142	$-	$-
Interest cost	(457)	-	-
Net interest loss	(315)	-	-

Operating expenses
Selling expenses	(22)	-	-
General and administrative expenses	(760)	-	-
Total operating expenses	(782)	-	-

Operating loss	(1,097)	-	-

Other expenses
Financial expenses, net	(70)	-	-
Other income, net	174	-	-
Total other income, net	104	-	-

Loss before income tax expense	(993)	-	-
Income tax expense	(1)	-	-
Loss from discontinued operations, net	(994)	-	-

Less: Net loss attributable to non-controlling interests	-	-	-
		-
Net loss from discontinued operations attributable to SunCar’s ordinary shareholders	$(994)	$-	$-

*	The result of discontinued operations included those of discontinued operations from January 1, 2022 to March 1, 2022.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

4.	SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has three reportable segments for continuing operations, including auto eInsurance business, technology service and auto service business. The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	For the year ended December 31, 2022
	Auto eInsurance service	Technology service	Auto service	Others	Consolidated
Revenues from external customers	$67,640	$15,479	$199,294	$-	$282,413
Operating cost and expenses
Integrated service cost	-	(5,242)	(161,551)	-	(166,793)
Promotional service and selling expenses	(66,655)	(8,075)	(7,247)	-	(81,977)
General and administrative expenses	(4,267)	(2,526)	(30,949)	-	(37,742)
Research and development expenses	(1,017)	-	(7,461)	-	(8,478)
Total operating costs and expenses	(71,939)	(15,843)	(207,208)	-	(294,990)
Total other income (expenses), net (1)	2,087	11	(195)	-	1,903
Segment loss before tax	$(2,212)	$(353)	$(8,109)	$-	$(10,674)

	For the year ended December 31, 2023
	Auto eInsurance service	Technology service	Auto service	Others	Consolidated
Revenues from external customers	$118,109	$30,658	$214,979	$-	$363,746
Operating cost and expenses
Integrated service cost	-	(26,428)	(183,125)	-	(209,553)
Promotional service and selling expenses	(114,356)	(11,265)	(7,461)	-	(133,082)
General and administrative expenses	(4,394)	(7,989)	4,293	(14,372)	(22,462)
Research and development expenses	(1,236)	(1,919)	(10,456)	(500)	(14,111)
Total operating costs and expenses	(119,986)	(47,601)	(196,749)	(14,872)	(379,208)
Total other income (expenses), net (1)	3,155	(183)	(1,272)	(1,245)	455
Segment income (loss) before tax	$1,278	$(17,126)	$16,958	$(16,117)	$(15,007)

	For the year ended December 31, 2024
	Auto eInsurance service	Technology service	Auto service	Others	Consolidated
Revenues from external customers	$170,549	$44,892	$226,456	$-	$441,897
Operating cost and expenses
Integrated service cost	-	(28,103)	(198,069)	-	(226,172)
Promotional service and selling expenses	(166,450)	(15,535)	(4,864)	-	(186,849)
General and administrative expenses	(4,627)	(1,283)	(8,534)	(32,551)	(46,995)
Research and development expenses	(1,180)	(1,420)	(4,624)	(33,020)	(40,244)
Total operating costs and expenses	(172,257)	(46,341)	(216,091)	(65,571)	(500,260)
Total other expenses, net (1)	(121)	(276)	(1,942)	(898)	(3,237)
Segment (loss) income before tax	$(1,829)	$(1,725)	$8,423	$(66,469)	$(61,600)

(1)	Included net of financial expenses, investment income, change of fair value of warrant liabilities and others.

The total assets by segments as of December 31, 2023 and 2024 were as follows:

	December 31,	December 31,
	2023	2024
Segment assets
Auto eInsurance service	$66,274	$56,769
Technology service	14,825	39,391
Auto service	136,387	148,630
Others	5,749	1,938
Total segment assets	$223,235	$246,728

As the reportable segment for financial leasing qualified for discontinued operation, it is not required to disclose the information in segment reporting required by ASC 280.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,
	2023	2024
Accounts receivable	$77,187	$97,467
Allowance for credit losses	(21,144)	(21,862)
Accounts receivable, net	$56,043	$75,605

The Group recognized credit losses of $25,981 for the years ended December 31, 2022, reversed credit losses of $4,112 for the years ended December 31, 2023, and recognized credit losses of $1,314 for the years ended December 31, 2024.

The movement of allowance for credit losses for the years ended December 31, 2022, 2023 and 2024 were as following:

	For the years ended December 31,
	2022	2023	2024
Balance at the beginning of the year	$-	$25,348	$21,144
Additions	25,981	-	1,314
Decrease		(4,112)	-
Foreign currency translation	(633)	(92)	(596)
Balance at the end of the year	$25,348	$21,144	$21,862

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	December 31,
	2023	2024

Advances to suppliers	$58,814	$65,753
Value-added tax (“VAT”) receivables	2,985	2,301
Receivables from third parties (1)	-	1,000
Prepaid financing expense (2)	1,442	835
Others	894	412
Prepaid expenses and other current assets	64,135	70,301
Allowance for credit losses	(172)	(130)
Prepaid expenses and other current assets, net	$63,963	$70,171

(1)	It represented advance to the employees for Company’s daily operation.

(2)	It represented prepaid financing expense related to issuance of GEM Warrants (See Note 12).

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET – Continued

The Group assessed the collectability of prepayments and other current assets, and did not record credit losses for the years ended December 31, 2022, 2023 and 2024, respectively.

The movement of allowance for credit losses for the years ended December 31, 2022, 2023 and 2024 were as following:

	For the years ended December 31,
	2022	2023	2024
Balance at the beginning of the year	$191	$177	$172
Foreign currency translation	(14)	(5)	(42)
Balance at the end of the year	$177	$172	$130

7.	PROPERTY, SOFTWARE AND EQUIPMENT, NET

Property, software and equipment, net, consisted of the following:

	December 31,
	2023	2024
Cost
Computer software (i)	22,410	31,534
Electronic equipment	13,161	13,209
Vehicles	891	828
Building	711	691
Office equipment and furniture	180	185
Leasehold improvements	40	22
Total	37,393	46,469
Less: accumulated depreciation	(14,927)	(18,805)
Software and equipment, net	$22,466	27,664

(i)	In 2022, hybrid cloud platform developed with the assistance of a third-party cloud service provider was partially substantially ready for use and transferred from other non-current assets. Cost of hybrid cloud platform represents the purchase price of the platform and other expenditures incurred to bring the platform into its intended use. The application of the hybrid cloud platform was to improve the IT development capability for internal-used software platforms which provide auto eInsurance service and auto service to customers, and Software-As-A-Service (“SaaS”) products which are provided to business partners as technology services.

Depreciation expense was $5,078, $4,114 and $4,503 for the years ended December 31, 2022, 2023 and December 31, 2024, respectively.

During the years ended December 31, 2022, 2023 and 2024, the Group recorded no impairment loss of software and equipment.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

8.	OTHER NON-CURRENT ASSETS

Other non-current assets, consisted of the following:

	December 31,
	2023	2024

Private clouds in construction	$12,012	$-
Other cloud infrastructure	-	11,458
	$12,012	$11,458

Other non-current assets primarily consisted of other cloud infrastructure under construction, which was not available for use as of December 31, 2024. Private clouds were completely transferred to computer software in December, 2024.

9.	BORROWINGS

As of December 31, 2023 and 2024, the bank borrowings were for working capital and capital expenditure purposes. Short-term borrowings consisted of the following:

	Annual Interest		December 31,
	Rate	Maturity	2023	2024
Huaxia Bank Shanghai Branch Sales Department	3.95%	September to October, 2025	$14,087	$13,700
Bank of Communications Shanghai Putuo Branch(i)	4.79%	January, 2025	7,042	6,850
China Merchants Bank Shanghai Damuqiao Branch(i)	3.30%-3.50%	March to May, 2025	4,225	6,823
Putuo Branch of Shanghai Pudong Development Bank(i)	4.30%	May, 2025	4,225	4,110
Bank of Dalian Shanghai Jing’an Sub-branch(i)	4.80%	December, 2025	4,225	4,110
Industrial Bank Co., LTD. Shanghai Pudong branch(i)	4.00%-4.95%	April to June, 2025	2,817	4,110
China Minsheng Bank Co., LTD. Shanghai branch	3.35%	August to September, 2025	4,225	3,973
Bank of Beijing Shanghai Branch(i)	3.45%	June, 2025	4,225	2,740
China CITIC Bank Shanghai Pudian Road Branch(i)	4.25%	March, 2025	2,679	2,740
Bank of Nanjing North Bund Branch(i)	4.50%	March, 2025	3,521	2,740
China Construction Bank Shanghai Jing’an Branch(i)	3.45%-3.85%	March to June, 2025	4,225	2,740
ICBC Shanghai Zhang Jiang high tech Park Branch(i)	4.25%	December, 2025	2,817	2,740
Xiamen International Bank Shanghai Jinqiao Branch(i)	5.20%	June, 2025	2,817	2,740
Bank of Ningbo Co., LTD. Shanghai Lianyang branch(i)	4.30%	June, 2025	2,817	2,740
Bank of Jiangsu Co., LTD. Songjiang branch(i)	3.85%	January, 2025	-	2,740
Bank of China Limited Shanghai Zhabei branch(i)	4.10%	May to June, 2025	2,747	2,671
China Minsheng Bank Co., LTD. Shanghai branch(i)	3.35%	August, 2025	-	2,055
Bank of Beijing Shanghai Branch(ii)	3.45%	January, 2025	-	1,370
Bank of Beijing Shanghai Branch	3.10%-3.45%	January to December, 2025	-	1,370
China CITIC Bank Shanghai Pudian Road Branch	4.25%	January to April, 2025	1,406	1,370
Bank of Nanjing North Bund Branch(ii)	4.50%	March to August, 2025	-	1,370
Bank of China Limited Shanghai Zhabei branch(ii)	2.70%-2.95%	September to November, 2025	1,408	1,370
Huangpu Branch of Bank of Shanghai(i)	3.85%	March, 2025	1,408	1,370
Agricultural Bank of China Co., LTD. Shanghai Minhang branch(ii)	2.90%	November, 2025	1,408	1,370
Agricultural Bank of China Co., LTD. Shanghai Xuhui branch(ii)	2.90%	November, 2025	-	1,370
China Merchants Bank Shanghai Damuqiao Branch(ii)	3.60%	May, 2025	-	1,356
Guangfa Bank Co., LTD. Shanghai branch(ii)	3.80%	February, 2025	986	959
HSBC Bank (China) Limited Shanghai branch(i)	4.85%	March, 2024	4,225	-
China Merchants Bank Shanghai Damuqiao Branch	4.00%-5.01%	May to September, 2024	4,085	-
Huangpu Branch of Bank of Shanghai(ii)	4.45%	February, 2024	1,409	-
Total			$83,029	$83,597

(i)	As of December 31, 2023 and 2024, the bank borrowings of $54,015 and $54,019 were guaranteed by SunCar Online, one of subsidiaries of the Group.

(ii)	As of December 31, 2023 and 2024, the bank borrowings of $5,211 and $9,165 were guaranteed by Shengda Automobile, one of subsidiaries of the Group.

The interest expenses were $3,809, $3,666 and $3,669 for the years ended December 31, 2022, 2023 and 2024, respectively. The weighted average interest rates of short-term loans outstanding were 4.89%, 4.45% and 4.10% per annum as of December 31, 2022, 2023 and 2024, respectively.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31,
	2023	2024

Technical service fee payable	$2,174	$-
Project deposits	-	3,904
Payroll payable	820	717
Value added taxes and other taxes payable	750	370
Subscription amount received for unvested restricted shares	592	288
Other accrued expenses	473	513
Total accrued expenses and other liabilities	$4,809	$5,792

11.	LEASES

The Group has entered into operating lease agreements for certain offices, which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	December 31,
	2023	2024

Operating lease right-of-use assets, net	$1,280	$606

Lease liabilities, current	$748	$544
Lease liabilities, non-current	504	21
Total operating lease liabilities	$1,252	$565

The components of lease expenses were as follows:

	For the years ended December 31,
	2023	2024
Lease cost
Amortization of right-of-use assets	$754	775
Interest of operating lease liabilities	40	41
Total Lease cost	$794	$816

For the years ended December 31, 2023 and 2024, the short-term lease expenses amounted to $150 and $149, respectively.

Other information related to leases where the Group is the lessee is as follows:

	For the years ended December 31,
	2023	2024

Weighted-average remaining lease term	1.11	0.53
Weighted-average discount rate	4.30%	4.24%

As of December 31, 2024, the following is a schedule of future minimum payments under the Group’s operating leases:

For the year ended December 31,	Operating Leases
2025	$554
2026	21
Total lease payments	575
Less: imputed interest	(10)
Total	$565

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

12.	WARRANTS

GEM Warrant

On November 4, 2022, Auto Services Group Limited entered into a Share Purchase Agreement (the “GEM Purchase Agreement”) with GEM Global Yield LLC SCS (“GEM Investor”) and GEM Yield Bahamas Limited (“GYBL”) relating to a share subscription facility. Pursuant to the GEM Purchase Agreement, Auto Services Group Limited has the right to sell to GEM Investor up to $125 million of its ordinary shares (the “GEM Shares”) for a 36-month period following a public listing of the Group’s ordinary shares (the “Investment Period”). GEM Investor would pay 90% of the average daily closing price during the pricing period, which is a 30-day period after SunCar turns a draw-down notice to GEM Investor.

In addition, in connection with the execution of the GEM Purchase Agreement and as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, SunCar has agreed to make a warrant (the “GEM Warrants”) granting GYBL the right, during the Investment Period, to purchase the Group’s ordinary shares up to the equivalent of 3.3% of the total equity interests outstanding immediately after the completion of the Group’s public listing, calculated on a fully diluted basis. The exercise price of the GEM Warrant $11.50 per share in the case the Group consummates a merger transaction with GBRG, and priced customarily in the absence of the consummation of such a merger. The GEM Warrant may be exercised only on cash basis.

After the Business Combination completed in May 2023, SunCar Technology Group Inc. registered the GEM Shares and GEM Warrants for the GEM Investor pursuant to GEM Purchase Agreement. As of December 31, 2024, the Company did not sell any ordinary shares to GEM Investor pursuant to GEM Purchase Agreement. The Company issued 2,839,951 GEM Warrants with the exercise price of $11.50 per share. Each GEM Warrant is entitled to purchase one Class A Ordinary Share. The GEM Warrants were exercisable from May 17, 2023, and shall expire on the date of the third anniversary of the public listing date.

The GEM Warrant met the criteria for equity classification. Pursuant to GEM Purchase Agreement, the GEM Warrants were issued as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, and thus, the initial fair value of the warrants was recorded as prepaid financing expense, which was amortized within the Investment Period commencing from May 17, 2023 to May 17, 2026. The Group recognized financing expense of $377 and $607 for the years ended December 31, 2023 and 2024.

Public Warrant and Private Warrant

In connection with the Business Combination, the Company has assumed 6,100,000 warrants outstanding, which consisted of: (i) 5,750,000 warrants (the “Public Warrants”) with each Public Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Public Warrants originally issued in the initial public offering of Goldenbridge by holders, and (ii) 350,000 warrants (the “Private Warrants”) with each Private Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Private Warrants originally issued in a private placement by Goldenbridge in connection with the initial public offering of GBRG by the holders.

When the Public Warrants are exercisable, the Company may redeem the Public Warrants in whole, and not in part, at a price of $0.01 per warrant:

(i)	If, and only if the last reported sales price of the Class A Ordinary Shares equals or exceeds $16.50 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the Company send the notice of redemption to the warrant holders.

(ii)	Upon a minimum of 30 day’s prior written notice of redemption.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

12.	WARRANTS – Continued

Public Warrant and Private Warrant - Continued

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each Public Warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the Public Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the Company’s redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

Except as described below, the Private Warrants have terms and provisions that are identical to the Public Warrants. The Private Warrants will be non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchaser or their permitted transferees.

The exercise period of Public Warrants and Private Warrants commence on the later to occur of (i) the completion of the Company’s initial business combination and (ii)12 months following the closing of the Public Offering of GBRG, and terminating on earlier to occur if (i) five years after the completion of the initial business combination (May 17, 2028), and (ii) the date fixed for redemption of the Warrants.

The Public Warrants met the criteria for equity classification and are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Warrants from being indexed to the Company’s own stock. Therefore, the Private Warrants are recognized as warrant liabilities on Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive Loss at each reporting date until exercised. For the year ended December 31, 2023 and 2024, the Group recognized change of fair value of the Private Warrants of $629 and $286, respectively.

Warrant issued in the Follow-on Offering

As part of the Follow-on Offering (See Note 13), the Company agreed to issue to the Institutional Investors certain common warrants (“Common Warrants”) for the purchase of up to 3,850,857 Ordinary Shares at an exercise price of $9.00 per share. The Warrants are exercisable immediately after October 30, 2023, the date of issuance and will have a term of five years therefrom.

The Company also entered into Placement Agency Agreement dated October 26, 2023 (the “Placement Agency Agreement”) with FT Global Capital, Inc., to act as exclusive placement agent in connection with the Follow-on Offering (the “Placement Agent”). The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds raised in the Follow-on Offering. In addition, the Company agreed to issue to the Placement Agent warrants (“PA Warrants”) to purchase a number of Ordinary Shares equal to 1% of the aggregate number of Ordinary Shares sold in the Follow-on Offering, at an exercise price equal to $10.225 per share. The number of PA Warrants issued to FT Global Capital, Inc was 25,672.

The Common Warrants and PA Warrants met the criteria for equity classification. The fair value of the Common Warrants and PA Warrants were of $17,739, valued based on the Black-Scholes-Merton model and is recorded as additional paid-in capital from common stock on the relative fair value of net proceeds received.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

12.	WARRANTS – Continued

Warrant issued in the Follow-on Offering - Continued

The table summarizes the assumptions of the initial fair value of warrants under Black-Scholes-Merton model:

	GEM Warrants	Public Warrants and Private Warrants	Common Warrants	PA Warrants
Expected term (in years)	3	5	5	5
Volatility	59.84%	59.84%	63.84%	63.84%
Risk-free interest rate	3.94%	3.59%	4.80%	4.80%
Dividend yield	-	-	-	-

(1)	Expected term (in years)

Expected term (in years) of the warrants is extracted from warrant agreements.

(2)	Volatility

The volatility of the underlying ordinary shares during the lives of the warrants was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3)	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the warrants.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the warrants.

The table summarize the status of warrants outstanding and exercisable as of December 31, 2024:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2023	12,431,674	$10.72
Warrants exercisable, as of December 31, 2023	12,431,674	$10.72
Issued	-	-
Exercised	-	-
Expired	-	-
Warrants outstanding, as of December 31, 2024	12,431,674	$10.72
Warrants exercisable, as of December 31, 2024	12,431,674	$10.72

As of December 31, 2024, the Company had 12,431,674 warrants outstanding to purchase 9,574,077 Class A Ordinary Shares with weighted average exercise price of $10.72 per share and remaining contractual lives of 3.06 years.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

13.	EQUITY

Private Placement

On May 19, 2023, the Company entered into a Share Subscription Agreement with a certain non-U.S. person, Anji Zerun Private Equity Investment Partnership (Limited Partnership) (“Anji”) pursuant to which the Company agreed to sell to Anji, and Anji agreed to purchase from the Company, in a private placement 2,173,657 Class A ordinary shares, par value $0.0001 per share, of the Company, at the total consideration of $21,736. The excess of par value per share of the consideration was accounted for as additional paid-in capital of $21,736.

Shares issued to Trans Asia

Trans Asia Capital Management Ltd. (“Trans Asia”) acted as a finder in seeking appropriate special purpose acquisition companies (“SPACs”) for the Company’s de-SPAC transaction. For its work, Trans Asia received 160,000 Class A Ordinary Shares issued by the Company after the completion of the merger.

Share Repurchase

On May 17, 2023, SunCar entered into share repurchase agreement with Goldenbridge. Pursuant to the agreement, Goldenbridge’s initial shareholders shall transfer certain ordinary shares to SunCar, depending on the cash retained by Goldenbridge upon the closing of the Business Combination. Since Goldenbridge retained no more than $30,000 in cash immediately after the closing, the Company repurchased 200,000 ordinary shares at a price of $10.00 per share as treasury stock, for an aggregate purchase price of $2,000.

Follow-on Offering

On October 26, 2023, the Company entered into certain securities purchase agreements with certain institutional investors (“Institutional Investors”) for a follow-on offering (the “Follow-on Offering”) of $21 million of Class A Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $8.18 per share (the “Purchase Price”). Pursuant to the Purchase Agreement, the Company issued a total of 2,567,238 Ordinary Shares to the Institutional Investors.

Share transfer

During 2024, 2,969,000 of Class B ordinary shares has been transferred to Class A ordinary shares.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

14.	NON-CONTROLLING INTERESTS

Repurchase of noncontrolling interests

Since 2014, one of the Company’s subsidiary, SunCar Online, was listed on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ, and the Company owns a majority ownership in SunCar Online. In 2022, wholly-owned subsidiaries of the Company, Haiyan and Shanghai Feiyou, acquired 0.01% and 0.25% of ownership of SUNCAR Online from non-controlling shareholders via NEEQ capital market, respectively.

Since both Haiyan and Shanghai Feiyou were 100% owned by the Company, the ownership purchase transactions were considered as repurchase of non-controlling interests by the Company in substance. During the year ended December 31, 2022, as a result of the repurchase of 0.26% non-controlling interest of SunCar Online, the Group derecognized non-controlling interest of $234, and the difference between the purchase price and the carrying amount of the proportional net assets that repurchased from non-controlling shareholders was recorded in additional paid-in capital, which was $276.

During the year ended December 31, 2024, Suncar Online repurchased 1.2% of equity interest of Shengda Automobile from non-controlling shareholders. After the repurchase, Suncar online owned 83.94% of Shengda Automobile. The Group derecognized non-controlling interest of $2,373, and the difference between the purchase price and the carrying amount of the proportional net assets that repurchased from non-controlling shareholders was recorded in additional paid-in capital, which was $1,756.

15.	SHARE-BASED COMPENSATION

Earnout Shares

The consideration for the Business Combination included earnout share to the management as follows (“Earnout Shares”):

(1)	1,600,000 Class A Ordinary Shares if the Group’s revenue equals or exceeds $258,000 for the fiscal year ending December 31, 2022, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2022;

(2)	1,600,000 Class A Ordinary Shares if the Group’s revenue equals or exceeds $352,000 for the fiscal year ending December 31, 2023, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2023; and;

(3)	1,600,000 Class A Ordinary Shares if the Group’s revenue equals or exceeds $459,000 for the fiscal year ending December 31, 2024, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2024.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

The Business Combination was completed on May 17, 2023. The Earnout Shares related to the performance condition in 2022, attributable to pre-combination vesting, is substantially part of the consideration in the exchange for the Company. The Earnout Shares related to business performance in 2023 and 2024 are accounted for as share-based compensation under ASC718, using the graded vesting method over the applicable vesting period based on the fair value of the Earnout Shares of $6.11 per share on the grant date.

For the years ended December 31, 2023 and 2024, the Group recognized share-based compensation expense related to Earnout Shares of $9,776 and nil, respectively.

2024 Equity Incentive Plan

On March 28, 2024, the board of directors of the Company approved 2024 Equity Incentive Plan (the “2024 Plan”). Under the 2024 Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to the awards shall be 8,800,000 shares.

All of the 8,800,000 shares have been issued to employees. The shares were fully vested upon granted. The shares issued under 2024 Plan are accounted for as share-based compensation under ASC718 based on the fair value of the ordinary shares of $7.05 per share on the grant date. For the year ended December 31, 2024, the Company recognized share-based compensation expenses of $62,040.

Share-based compensation of a subsidiary

On September 9, 2020, the shareholders of Shengda Automobile, a subsidiary of SunCar, approved and adopted the Share Incentive Plan (the “2020 Plan”), under which eligible employees were granted 2,500,000 of restricted ordinary shares of Shanghai Shengda to award eligible employees’ contribution of the expansion of Shengda Automobile, at the price of RMB4.2 per share (“Restricted Shares”).

The restricted ordinary shares are subject to an annual vesting schedule that vests 20% of granted restricted shares over the next five years as the employees are required to provide services for a total of 60 months to earn the award. The employees have made full subscription payment of $1,553 during the year ended December 31, 2020. Upon termination, the unvested restricted shares are forfeited and the prepaid subscription amount for the unvested portion shall be returned to the employees.

These restricted ordinary shares were considered as nonvested shares under the definition of ASC 718-10-20. The fair value of the Shares at the grant date was RMB25.71 ($3.94) per share, which was determined based on the purchase price of the financial offering of the same securities with external institutional investors. The Group accounts for forfeitures as a reduction of stock-based compensation expense when the forfeiture actually occurs.

SunCar recognizes compensation expenses related to those restricted shares on a straight-line basis over the vesting periods. $1,599, $1,519 and $1,495 of compensation expenses were recorded for the years ended December 31, 2022, 2023 and 2024.

As of December 31, 2024, the unrecognized compensation expense related to restricted shares amounted to $1,121, which will be recognized over a weighted-average period of 0.69 years.

The 2020 Plan was carried out in the way that eligible employees indirectly hold shares of Shanghai Shengda by holding shares of Jingning Shengjing Enterprise Management Partnership (Limited Partnership) (“Shareholding Platform”) as the general partner and limited partner of the Shareholding Platform.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

16.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. China Auto Market was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Group’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax (“EIT”) on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Shengda Automobile and Shanghai Chengle Network Technology Co., Ltd. were approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2018 and renewing the HNTE in December 2021. The certificate is valid for three years.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021 and Taxation [2021] No. 12 which was effective from January 1, 2021 to December 31, 2022, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2021 and 2022. According to Taxation [2022] No. 13 which was effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million. According to Taxation [2023] No. 06 which was effective from January 1, 2023 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million.

Continuing operations:

The income tax provision consisted of the following components:

	For the years ended December 31,
	2022	2023	2024
Current income tax expenses	$2,182	$1,871	$1,618
Deferred income tax (benefit) expense	(1,951)	701	1,235
Total income tax expense	$231	$2,572	$2,853

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

16.	TAXATION - Continued

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2022	2023	2024
Loss before income tax expense	$(10,674)	$(15,007)	$(61,600)
Computed income tax benefit with statutory tax rate	(2,669)	(3,752)	(15,400)
Additional deduction for research and development expenses	(635)	(546)	(439)
Tax effect of preferred tax rate	1,050	2,264	15,696
Tax effect of favorable tax rates on small-scale and low-profit entities	123	(92)	18
Tax effect of tax relief	(7)	(2)	-
Tax effect of non-deductible items	26	77	76
Tax effect due to the disposal of Shengda Group	(3,580)	-	-
Tax effect of expired tax attribute carryforwards	-	165	523
Tax effect of deferred tax effect of tax rate change	129	(40)	-
Changes in valuation allowance	5,794	4,498	2,379
Income tax expense	$231	$2,572	$2,853

As of December 31, 2023 and 2024, the significant components of the deferred tax assets are summarized below:

	December 31,
	2023	2024
Deferred tax assets:
Temporary difference in accounts receivable recognition	$5,727	$5,570
Temporary difference in research and development costs	3,187	3,033
Accrued expense	402	391
Net operating loss carried forward	10,841	11,325
Share-based compensation	76	295
Allowance for credit losses	3,585	3,679
Total deferred tax assets	23,818	24,293
Valuation allowance	(11,820)	(13,840)
Deferred tax assets, net of valuation allowance	$11,998	$10,453

Changes in valuation allowance are as follows:

	December 31,
	2023	2024
Balance at the beginning of the year	$7,577	$11,820
Additions	4,459	2,344
Foreign currency translation adjustments	(216)	(324)
Balance at the end of the year	$11,820	$13,840

As of December 31, 2023 and 2024, the Group had net operating loss carryforwards of approximately $45,196 and $48,347, respectively, which arose from the Group’s subsidiaries in the PRC. As of December 31, 2023 and 2024, the Group had net operating loss carryforwards of approximately $16,124 and $82,600, respectively, which arose from the Parent Company and the Group’s non-PRC subsidiaries. As of December 31, 2023 and 2024, deferred tax assets from the net operating loss carryforwards amounted to $10,841 and $11,325, respectively, and the Group has recorded valuation allowances of $11,820 and $13,840 as of December 31, 2023 and 2024, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

16.	TAXATION - Continued

As of December 31, 2024, net operating loss carryforwards will expire, if unused, in the following amounts:

2025	$4,804
2026	5,205
2027	17,386
2028	14,295
2029	6,657
Indefinite	82,600
Total	$130,947

17.	NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the years ended December 31,
	2022	2023	2024
Numerator:
Net loss from continuing operations attributable to SunCar’s ordinary shareholders	$(5,675)	$(26,912)	$(68,663)
Net loss from discontinued operations attributable to SunCar’s ordinary shareholders	(994)	-	-
Numerator for basic and diluted net loss per share calculation	$(6,669)	$(26,912)	$(68,663)

Denominator:
Weighted average number of ordinary shares	81,600,000	85,441,057	95,996,861

Net loss from continuing operations attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.07)	$(0.31)	$(0.72)

Net loss from discontinued operations attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.01)	$-	$-

Net loss attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.08)	$(0.31)	$(0.72)

For the year ended December 31, 2024, warrants were anti-dilutive and thus excluded from the calculation of diluted loss per share. The potential dilutive securities that were not included in the calculation of dilutive loss per share in 2022, 2023 and 2024 are nil, 1,600,000 and 1,600,000, respectively.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

18.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2023 and December 31, 2024:

Name of related parties	Relationship with the Group
Shengda Group	An entity ultimately controlled by Mr. Ye Zaichang, the Company’s Chief Executive Officer
Mr. Lei Zhunfu	Chief Technology Officer and Chief Operating Officer of the Company

Balances with related parties

Amount due to related parties

	December 31,
	2023	2024
Amount due to related parties, current
Other payables (1)
Shengda Group	$4,751	$5,718
Mr. Lei Zhunfu	-	520
	$4,751	$6,238
Amount due to a related party, non-current
Payables due to the transfer of SunCar Online (2)
Shengda Group	$29,688	$22,761
	$29,688	$22,761

(1)	Other payables were for the ordinary course of operation, which were interest free, unsecure and could be settled on demand.

(2)

On December 3, 2021, Shengda Group transferred all of its equity interest, which was 55.09% as of the transfer date, of SunCar Online to Shanghai Feiyou, at price RMB4 per share, totaling RMB282 million. Upon completion of the transfer, Feiyou is liable to Shengda Group RMB282 million for the transfer of SunCar Online. As a result of the disposal of Shengda Group, Shengda Group became the related party of the Group, and the balance due to Shengda Group was presented as amount due to a related party. On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with an affiliate of Mr. Ye to transfer the total equity of Shengda Group with the consideration of RMB 1. Pursuant to the SPA, the Group agreed to repay the debt owed to Shengda Group by full before June 1, 2023.

In April 2023, the Group negotiated with Shengda Group and consented to have an extension of payment to extend the repayment date to December 31, 2025, with annual interest rate of 1% from June 1, 2023 to December 31, 2025. Therefore, the Group reclassified the balance to non-current portion after the extension.

As of December 31, 2023, the Group repaid the debt owed to Shengda Group of $10,000.

For the year ended December 31, 2024, the Group repaid the debt owned to Shengda Group through transfer of shares of SunCar Online at an aggregate amount of $6.2 million. The non-cash gains from the difference of repurchase price and transfer price of $4.5 million were charged to additional-paid-in capital since Shengda Group and the Group were under common control.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

19.	CONCENTRATION RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the years ended December 31,
	2022	2023	2024
Percentage of the Group’s total revenue
Customer A	*	19%	19%
Customer B	11%	*	*
Customer C	15%	*	*
Customer D	*	18%	12%
Customer E	*	11%	14%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2023	2024
Percentage of the Group’s accounts receivable
Customer C	14%	16%
Customer F	13%	10%
Customer G	11%	15%
Customer H	*	22%
Customer I	12%	*

The following table sets forth a summary of each supplier who represent 10% or more of the Group’s total purchase:

	For the years ended December 31,
	2022	2023	2024
Percentage of the Group’s total purchase
Supplier A	24%	17%	12%
Supplier B	19%	*	* %
Supplier C	16%	23%	19%

*	represent percentage less than 10%

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments of property management fee and short-term lease under the non-cancellable operating lease with respect to the office as of December 31, 2024 are payable as follows:

Lease Commitment
Within 1 year	80
1-3 years	1
Total	81

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

Capital commitments

The Group’s capital commitments primarily relate to commitments on purchase of other cloud infrastructure. Total capital commitment contracted but not yet reflected in the consolidated financial statements as of December 31, 2024 was $4,837, which was expected to be paid within 1 year.

21.	SUBSEQUENT EVENTS

On February 5, 2025, the Group entered into an underwriting agreement with BTIG, LLC as the representative of the underwriters named therein, to issue and sell 7,142,858 Class A ordinary shares for total expected gross proceeds of approximately $50 million before underwriting discounts and commissions and offering expenses. In addition, the Group granted the underwriters an option for a period of 30 days to purchase up to an additional 1,071,429 Class A ordinary shares at the public offering price less the underwriting discounts and commissions.

On February 7, 2025, the Group announced that its board of directors has authorized a share repurchase program to buy back up to $30 million of its outstanding Class A ordinary shares.

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2024, through the issuance date, April 28, 2025, of the consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Share of loss of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - Continued

CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2023	2024
ASSETS
Cash	$2,025	$33
Prepaid expenses and other current assets, net	7,342	7,198
Investment in subsidiaries	7,377	5,943
Total assets	16,744	13,174

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	5	335
Warrant liabilities	661	947
Total liabilities	666	1,282

Shareholders’ equity
Class A Ordinary shares (par value of $0.0001 per share; 400,000,000 Class A Ordinary shares authorized as of December 31, 2023 and 2024, respectively; 40,076,493 and 39,876,493 Class A Ordinary shares issued and outstanding as of December 31, 2023; 51,845,493 and 51,645,493 Class A Ordinary shares issued and outstanding as of December 31, 2024, respectively)	4	5
Class B Ordinary shares (par value of $0.0001 per share; 100,000,000 Class B Ordinary shares authorized as of December 31, 2023 and 2024, respectively; 49,628,565 and 46,659,565 Class B Ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively)	5	5
Additional paid in capital	144,160	208,701
Accumulated deficit	(128,091)	(196,819)
Total shareholders’ equity	16,078	11,892
TOTAL LIABILITIES AND EQUITY	$16,744	$13,174

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2022	2023	2024
Operating loss:
Selling expenses	$-	$(1)	$-
General and administrative expenses	-	(10,723)	(32,536)
Research and development expenses	-	(500)	(31,020)
Share of loss of subsidiaries	(6,669)	(14,581)	(4,206)
Total operating costs and expenses	(6,669)	(25,805)	(67,762)

Financial expenses, net	-	(478)	(615)
Change of fair value of warrant liabilities	-	(629)	(286)
Total other loss, net	(6,669)	(1,107)	(901)

Loss before income tax expense	(6,669)	(26,912)	(68,663)
Income tax expense	-	-	-
Net loss	$(6,669)	$(26,912)	$(68,663)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOW

	For the years ended December 31,
	2022	2023	2024
Cash flows used in operating activities	$-	$(1,177)	$(1,992)
Cash flows used in investing activities	-	(6,000)	-
Cash flows provided by financing activities	-	9,202	-
Net increase (decrease) in cash	-	2,025	(1,992)
Cash at beginning of year	-	-	2,025
Cash at end of year	$-	$2,025	$33